☐ Yes   ■ No

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

   d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?
   ☐ Yes   ■ No

   If yes, respond to request in Part III, Item 16 of this form.

Item 2:   Affiliates Trading Activities on the ATS

   a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?
   ■ Yes   ☐ No

   If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

   Affiliates of the Broker-Dealer Operator are permitted to enter or direct the entry of orders and trading interest into UBS ATS through the UBS SOR using FIX 4.2. For purposes of this Form ATS-N, UBS has defined the term "Affiliate Orders" to mean orders and Conditional Indications (CIs) sent to the UBS ATS on behalf of an affiliate of the Broker Dealer Operator.

   Affiliate Orders use the "UBSS" MPID and may be sent as principal or agency but all Affiliate Orders are handled by the UBS ATS on an agency basis (i.e., the Broker-Dealer Operator, UBS Securities LLC, acts as agent for its Affiliates).

   Affiliate Orders are classified as either Class A Direct Subscriber or Class A Indirect Subscriber depending on from where the Affiliate Order originates. If the Affiliate Orders originates from either the UBS Algorithmic platform or Retail Market Making (RMM) then that Affiliate Order would be classified as a Class A Direct Subscriber, otherwise it would be classified as a Class A Indirect Subscriber.

   Since the effective date of the initial Form ATS-N for the UBS ATS, the following Affiliates have executed orders in UBS ATS:
   - UBS AG, acting through various global branches (e.g., UBS AG London Branch)
   - UBS Financial Services Inc.
   - UBS Europe SE
   - UBS Securities Canada Inc.
   - UBS Securities Australia Limited
   - UBS Switzerland AG
   - Credit Suisse Asset Management (Schweiz) AG
   - Credit Suisse (Schweiz) AG
   - CREDIT SUISSE AG

   The above is a list of Affiliates that have historically executed orders in the UBS ATS. The Broker-Dealer Operator will update this list as necessary to (1) add any Affiliate that newly executes orders in the UBS ATS, and (2) remove any entity that ceases to be an Affiliate of the Broker-Dealer Operator.